Exhibit 99.1

Exhibit 99.1

UNITED STATES DISTRICT COURT DISTRICT OF NEW JERSEY

UNITED STATES OF AMERICA : Hon.

v.	: Criminal Number: 10-220

PAMRAPO SAVINGS BANK, S.L.A. : 18 U.S.C. § 371

INFORMATION

(Conspiracy to Fail to File Currency Transaction Reports and Suspicious Activity Reports and to Fail to Establish an Adequate

Anti-Money Laundering Program)

The defendant having waived in open court prosecution by Indictment, the United States Attorney for the District of New Jersey and the Chief of the Asset Forfeiture and Money Laundering Section, Criminal Division, United States Department of Justice (collectively, the “United States”), charge:

Background

1. At all times relevant to this Information: The Defendant and Other Parties

a. Defendant PAMRAPO SAVINGS BANK, S.L.A.

(hereinafter “PAMRAPO”) was a Savings and Loan Association and a wholly owned subsidiary of Pamrapo Bancorp, Inc., a publicly held savings and loan holding company traded on the NASDAQ Stock Market. Defendant PAMRAPO was headquartered in Bayonne, New Jersey, and operated through eleven branch offices located in and around Bayonne. Defendant PAMRAPO was a “domestic financial institution” as defined by Title 31, United States Code, Section 5312(a)(2).

b. R.P., a co-conspirator not named as a defendant herein, was a resident of Bayonne, New Jersey, and a customer of defendant PAMRAPO. Co-Conspirator R.P. was not a “qualified business customer” as that term was defined under Title 31, United States Code, Section 5313(e)(2) and the regulations issued thereunder.

c. The Office of Thrift Supervision (hereinafter “OTS”) was an agency with the U.S. Department of the Treasury authorized to regulate federal savings and loan associations and served as the primary federal banking regulator of defendant PAMRAPO.

Overview of the Bank Secrecy Act

2. As a “financial institution,” defendant PAMRAPO was subject to the Bank Secrecy Act, codified at Title 31, United States Code, Section 5311 et seq., and the regulations issued pursuant to those sections.

3. The Bank Secrecy Act was enacted to prevent financial institutions from being used as intermediaries for the transfer or deposit of money derived from criminal activity, such as narcotics trafficking, organized crime, terrorist financing, and other financial crimes. To effect the purpose of the law, the Bank Secrecy Act, and the regulations issued thereunder, required financial institutions to do the following:

a. File Currency Transaction Reports (“CTRs”) with the U.S. Department of the Treasury for every transaction conducted by and through such financial institution involving more than $10,000 in currency, including any deposit, withdrawal, transfer, or exchange of such currency.

b. File Suspicious Activity Reports (“SARs”) with the U.S. Department of the Treasury for any possible violation of law or regulation, including any transaction that such financial institution knew, suspected, or had reason to suspect: (i) involved funds derived from illegal activities or was intended or conducted to hide or disguise funds or assets derived from illegal activities; (ii) was designed to evade any requirement under the Bank Secrecy Act; and/or (iii) had no business or apparent lawful purpose or was not the sort of transaction in which the particular customer would normally be expected to engage.

c. Establish anti-money laundering (hereinafter “AML”) programs, including, at a minimum: (i) internal policies, procedures, and controls designed to guard against money laundering; (ii) an individual or individuals to coordinate and monitor day-to-day compliance with the Bank Secrecy Act and AML requirements; (iii) an ongoing employee training program; and (iv) an independent audit function to test Bank Secrecy Act compliance.

4. The Bank Secrecy Act prohibited, among other things, the “structuring” of cash transactions. The term “structuring” referred to cash transactions that were conducted in a manner designed to evade the financial institution’s obligation to file CTRs. Individuals engaged in “structuring” by conducting multiple cash transactions, each in an amount under $10,000, to avoid the financial institution’s reporting requirements and for the purpose of concealing their illicit activities from law enforcement and/or the Internal Revenue Service. An individual who intentionally structured cash transactions to evade the financial institution’s obligation to file a CTR was subject to criminal prosecution under the Bank Secrecy Act. In addition, the financial institution had a legal obligation to file a SAR in instances where it knew, suspected, or had reason to suspect that an individual was engaged in structuring.

The Conspiracy

5. From in or about January 2005 to in or about December 2008, in Hudson County, in the District of New Jersey and elsewhere, defendant

PAMRAPO SAVINGS BANK

knowingly and intentionally conspired, combined, confederated, and agreed with Co-Conspirator R.P. and others known and unknown to the United States, to commit offenses against the United States by:

willfully failing to file Currency Transaction Reports with the U.S. Department of the Treasury for the payment, receipt, and transfer of more than $10,000 in U.S. currency, contrary to Title 31, United States Code, Section 5313(a);

willfully failing to file Suspicious Activity Reports with the U.S. Department of the Treasury relevant to possible violations of law and regulation, contrary to Title 31, United States Code, Section 5318(g)(1); and

willfully failing to establish anti-money

laundering programs, contrary to Title 31, United States Code, Section 5318(h)(l) and (2).

Objects of the Conspiracy

6. The objects of the conspiracy were for defendant PAMRAPO to: (a) conceal its customers’ illegal and suspicious activities by failing to file CTRs and SARs, as required by the Bank Secrecy Act; and (b) profit by avoiding expenses associated with compliance with the Bank Secrecy Act.

Manner and Means of the Conspiracy

7. It was part of the conspiracy that defendant PAMRAPO and others known and unknown to the United States permitted defendant PAMRAPO’s bank customers to conduct illegal and suspicious transactions, including structured cash transactions, without filing CTRs and SARs related to these transactions. For example:

a. From in or about March 2005 to in or about September 2006, Co-Conspirator R.P. cashed approximately 586 checks, cumulatively valued at approximately $3.2 million, payable to “cash” at multiple branches of defendant PAMRAPO. Each of Co-Conspirator R.P.’s checks were in amounts just under $10,000 and were structured to evade defendant PAMRAPO’s obligation to file CTRs.

b. On approximately 135 occasions, defendant PAMRAPO willfully failed to file CTRs related to cash transactions conducted by Co-Conspirator R.P. where he cashed multiple checks, at different times, and often at different branches in a single day, each check less than $10,000, but cumulatively more than $10,000.

c. In or about September 2006, Co-Conspirator R.P. bounced several checks at defendant PAMRAPO, prompting defendant PAMRAPO to file a police report. Defendant PAMRAPO, knowing of its legal obligation to file a SAR, willfully failed to do so related to Co-Conspirator R.P.’s repeated violations of the Bank Secrecy Act.

d. Defendant PAMRAPO and others known and unknown to the United States further caused defendant PAMRAPO to fail to file CTRs and SARs related to approximately $35 million in illegal and suspicious financial transactions, including more than $5 million in structured currency transactions.

8. It was further part of the conspiracy that defendant PAMRAPO and others, although placed on notice as early as 2004 that PAMRAPO’s AML compliance programs contained serious and systemic deficiencies in critical areas required by the Bank Secrecy Act, willfully failed to establish and maintain adequate AML compliance programs in order to permit defendant PAMRAPO to profit by avoiding expenses associated with establishing and maintaining such programs. These serious and systemic deficiencies included the following: (a) failing to have comprehensive AML and Bank Secrecy Act policies and procedures, including a check-cashing policy and procedure; (b) failing to maintain cash transaction reporting and monitoring procedures to ensure the bank complied with the CTR reporting requirements and to identify, detect, and report cash structuring activities; (c) failing to maintain a suspicious activity monitoring and reporting system; (d) failing to implement an adequate AML and Bank Secrecy Act training program; (e) failing to employ a dedicated and qualified AML and Bank Secrecy Act compliance officer; (f) failing to implement “know-your-customer” or “due diligence” programs, including an enhanced due diligence program for high risk accounts, transactions, and customers; (g) failing to conduct a risk assessment and implement a Money Service Business policy; and (h) failing to implement an AML and Bank Secrecy Act audit and testing program, including a system designed to correct longstanding deficiencies identified by federal and state examiners and internal auditors. As such, defendant PAMRAPO’s willful failure to maintain adequate AML and Bank Secrecy Act programs resulted in numerous and repeated violations of the Bank Secrecy Act, including the failure to file required CTRs and SARs.

9. It was further part of the conspiracy that defendant PAMRAPO, at the direction of management, made false and misleading statements to bank regulators, including OTS, to prevent regulatory oversight and enforcement of defendant PAMRAPO’s deficient Bank Secrecy Act and AML compliance programs.

Overt Acts

10. In furtherance of the conspiracy and to effect its unlawful objects, defendant PAMRAPO and its co-conspirators committed and caused to be committed the following overt acts, among others, in the District of New Jersey and elsewhere:

Approximate Date Description of Overt Act

a. October 3, 2005 Defendant PAMRAPO failed to file a CTR related to $36,800 in cash that Co-Conspirator R.P. had obtained by cashing six checks at approximately five different branches of the bank on that day.

b. December 16, 2005 Defendant PAMRAPO failed to file a CTR related to $25,300 in cash that Co-Conspirator R.P. had obtained by cashing five checks at five different branches of the bank on that day.

c . March 2006 Defendant PAMRAPO failed to comply with an internal audit report directing PAMRAPO to conduct a risk assessment so that high-risk accounts could be identified and monitored.

d. March 2006 Defendant PAMRAPO failed to comply with an OTS directive for defendant PAMRAPO to monitor structured cash transactions.

e. August 4, 2006 Defendant PAMRAPO failed to file a CTR related to $26,400 in cash that Co-Conspirator R.P. had obtained by cashing four checks at three different branches of the bank on that day.

f . August 24, 2006 Defendant PAMRAPO failed to file a CTR related to $31,000 in cash that Co-Conspirator R.P. had obtained by cashing four checks at two different branches of the bank on that day.

Approximate Date Description of Overt Act

g. August 30, 2006 Defendant PAMRAPO failed to file a CTR related to $39,500 in cash that Co-Conspirator R.P. had obtained by cashing five checks at three different branches of the bank on that day.

h. September 5, 2006 Defendant PAMRAPO failed to file a CTR related to $52,000 in cash that Co-Conspirator R.P. had obtained by cashing six checks at approximately two different branches of the bank on that day.

i . September 8, 2006 Defendant PAMRAPO failed to file a CTR related to $38,500 in cash that Co-Conspirator R.P. had obtained by cashing five checks at three different branches of the bank on that day.

j .. September 19, 2006 After defendant PAMRAPO caused a police report to be filed against Co-Conspirator R.P. for bouncing several checks, a bank officer met with Co-Conspirator R.P., his attorney, and a local law enforcement official at defendant PAMRAPO’s headquarters in Bayonne, New Jersey, resulting in the police investigation being placed on the “back burner.”

k. September 26, 2006 Defendant PAMRAPO caused a letter to be submitted to OTS, falsely stating that defendant PAMRAPO’s Board of Directors had considered but rejected OTS’s recommendation that defendant PAMRAPO retain a third party to evaluate management’s performance under the Bank Secrecy Act.

1. October 2006 Defendant PAMRAPO failed to file a SAR related to Co-Conspirator R.P.’s illegal structuring activities.

m. April 2007 Defendant PAMRAPO failed to implement an automated process for reviewing cash transactions and to develop written enhanced due diligence procedures.

Approximate Date Description of Overt Act

n. April 2007 Defendant PAMRAPO concealed from OTS the existence of numerous high-risk accounts controlled by money service businesses and failed to file CTRs on thousands of cash transactions conducted by such businesses

In violation of Title 18, United States Code, Section 371.

Forfeiture Allegation

The allegations set forth in Paragraphs 1 through 10 of this Information are hereby realleged as if fully set forth herein.

As a result of the conspiracy to violate Title 31, United States Code, Section 5313, as alleged in this Information, defendant PAMRAPO shall forfeit all property, real and personal, involved in and traceable to the charged offense.

The interests of defendant PAMRAPO subject to forfeiture to the United States pursuant to Title 31, United States Code, Section 5317 include funds in the amount of

$5,000,000.

By virtue of the commission of the offense charged in this Information by defendant PAMRAPO, all right, title or interest that defendant PAMRAPO has in the above-described property is vested in the United States and hereby forfeited to the United States under Title 31, United States Code, Section 5317 (c) .

If any of the above-described forfeitable property, as a result of any act or omission of defendant PAMRAPO:

a. cannot be located upon the exercise of due diligence;

b. has been transferred or sold to, or deposited with, a third party;

c. has been placed beyond the jurisdiction of the court;

d. has been substantially diminished in value; or

e. has been commingled with other property which cannot be divided without difficulty;

then it is the intent of the United States, under Title 21, United States Code, Section 853(p), as incorporated by Title 18, United States Code, Section 982(b), to seek forfeiture of any other property of defendant PAMRAPO up to the value of the forfeitable property described above.

Pursuant to Title 31, United States Code, Section 5317 (c).

/s/ PAUL J. FISHMAN /s/ RICHARD WEBER

PAUL J. FISHMAN

United States Attorney District of New Jersey RICHARD WEBER, Chief Asset Forfeiture and Money Laundering Section U.S. Department of Justice Criminal Division

CASE NUMBER:

United States District Court District of New Jersey

UNITED STATES OF AMERICA

v.

PAMRAPO SAVINGS BANK, S.L.A.

INFORMATION FOR

Title 18, United States Code, Section 371

PAUL J. FISHMAN

U.S. Attorney Newark, New Jersey

& RICHARD WEBER

Chief, Asset Forfeiture and Money Laundering Section, U.S. Department of Justice, Washington, d.C.

Anthony Moscato

Assistant U.S. Attorney

NEWARK, New Jersey

973-645-2752